Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
11-30-01

For the month of November 2001

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Mayne Nickless Limited
ABN 56 004 073 410

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0875
Fax 61 3 9868 0757

13 November 2001

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

29 Pages

Dear Sir

Mayne Nickless Limited – Annual General Meeting 2001

Please find attached the following documents as presented to the meeting:

- Chairman's Address; and
- Managing Director's Address and presentation slides.

Yours faithfully,
MAYNE NICKLESS LIMITED

John W Priestley
Company Secretary

MAYNE NICKLESS LIMITED
ANNUAL GENERAL MEETING 13 NOVEMBER 2001
CHAIRMAN'S AGENDA

Chairman's address

Ladies and gentlemen, good morning and welcome to the Annual General Meeting of Mayne Nickless Limited for 2001.

Thank you for taking the time today to attend this meeting personally as it is certainly important for our shareholders to have this opportunity to participate in the governance of the company. As we clearly have a quorum, I will now formally declare this meeting open.

At the conclusion of the meeting there will be light refreshments served in the foyer area, and we hope that you will be able to stay on and join the Directors for a cup of tea or coffee.

The Annual General Meeting is an important event because it gives the company an opportunity to outline what has happened in the past year and to track our progress – both in terms of our financial results and, also, in continuing to develop and grow the company.

As is our practice, the Group Managing Director and Chief Executive Officer, Peter Smedley, will also speak to you shortly to outline some of the developments that have taken place during the year and how those developments are now improving Mayne's business and financial outcomes.

And, of course, there will be full opportunity for questions and discussion later in the meeting.

Now, at this point I would like to introduce your Directors. Many of them will be well known to you and you will find brief biographies for each Director on page 7 of the Annual Review, which was recently distributed to shareholders.

You will be aware that there were some changes to the composition of the Board during the past year.

As I mentioned at last year's meeting, Geoff Tomlinson resigned from the Board effective on the 29th of August last year.

In addition, Graham Spurling resigned from the Board in May this year, after three and a half years as a Director. I would like to express my thanks to Graham for the contribution he made during that time.

Our longest serving Director, Ian Harper, will shortly reach the company's retiring age for non-executive Directors and will therefore retire from the Board with effect from the end of this meeting. I would like to take this opportunity to bear. I know our Board colleagues join me in wishing Ian a very long and fulfilling retirement.

As a result of these changes, there have been a number of new Directors appointed – Sir Ross Buckland, Carolyn Kay and Rowan Russell.

I will now ask our Board members to stand as they are introduced.

On my right (which is to your left) is Peter Smedley, the Group Managing Director and Chief Executive Officer. Peter is an ex-officio member of the Board's Audit and Compliance Committee and the Compensation and Nomination Committee.

Seated next to him is Peter Barnett who has been a member of the Board since 1996. Peter is Chairman of the Board's Audit and Compliance Committee and a member of its Compensation and Nomination Committee.

Then we have Rowan Russell who joined the Board in August this year and, as Executive Partner of Mallesons Stephen Jaques, brings strong legal and management expertise to the Board.

Seated next to Rowan is Carolyn Kay who joined the Board in September following an international career in investment banking. Carolyn brings important finance industry expertise to the Board and we look forward to her involvement with Mayne.

Seated to my left is Peter Mason. Peter has been a Board member since 1992 and is a member of the Board's Audit and Compliance Committee.

Next to Peter is Professor Judith Sloan. Judith joined the Board in 1995 and is the Board's representative on the Trustee Board of the company's superannuation fund.

Then we have Ian Harper who, as I mentioned, is attending his final AGM as a Director of the company before his retirement. Ian is currently Chairman of the Board's Compensation and Nomination Committee.

Seated next to Ian is Ross Buckland who joined the Board in September. Ross has extensive experience in international logistics and management, most notably with major food manufacturing companies.

Also seated on stage is John Priestley, who is the Company Secretary and Group General Manager Corporate Services.

I also welcome members of the senior management team and representatives of the external auditors, KPMG, who are present at the meeting.

As I noted in my comments in the Annual Review, the 2001 financial year represented a critical turning point for Mayne. It was a year in which a great earnings momentum, turning the company around and moving it along a path that delivered shareholder value.

I am delighted to say that the new management team under Peter Smedley's leadership, put in place at the beginning of the year, has addressed these objectives with outstanding success. A clear strategic direction was set, and the company was extensively restructured. At the same time, there was a significant improvement in profitability and the company has been positioned well to achieve future growth.

It's fair to say that, 18 months ago, Mayne was a company that had valuable 'raw materials' – that is, attractive and viable businesses that had developed strong market positions – but these assets were not being harnessed in a way that translated into financial performance and, hence, shareholder value.

The Board recognised the need to take action to restore shareholder value and so we had to take some hard decisions about how to correct the situation, and to make the company grow more strongly. The impact of the management changes is now becoming evident in both the shape of the company and in its financial performance. The business' strengths have been successfully leveraged to deliver enhanced performance and value.

In November last year, Peter presented the results of a comprehensive strategic review of the company which he had instigated promptly upon his appointment last July. A clear and cohesive strategy is important, but effective implementation of that strategy remains the key to long term success.

This review produced a clearly articulated strategy for the group and set out a series of initiatives to improve earnings.

While we have kept a firm eye on ensuring we develop our core business strengths, there has also been an improved cost culture fostered throughout the company.

As a consequence of what has been done during the past year, we now have a group that can effectively leverage all its resources and skills, an organisation that is well progressed in implementing the strategy that has been mapped out.

During the year, our business portfolio was reshaped, resulting in a number of strategic acquisitions and divestments. The focus here has been to strengthen the balance sheet, provide for future growth and maximise shareholder return.

While Peter will take you through each of the key elements of this process, the recent acquisition of Faulding, a leading Australian manufacturer and distributor of pharmaceutical and health care products, has added a further element to our health care proposition to consumers. This acquisition will care and logistics; in fact, it provides the connection that meshes both sides of our business together. It creates a service company that is uniquely positioned to deliver additional shareholder value through a broader and deeper health care business model.

It has also brought about a step-change in the size of the company, boosting our market capitalisation to almost $6 billion and placing Mayne among the top 30 companies listed on the ASX.

Turning to the financial results, the continued growth in demand for the wide range of health care services offered by Mayne supported the improved business performance of this segment of our operations. There was also an improved contribution from the logistics division, despite these parts of our operations being generally more susceptible to the state of the economy in the markets in which they operate.

The total dividend for the year of 13 cents reflects a payout ratio of approximately 50 per cent of earnings per share, before the impact of unusual items.

As I outlined in the Annual Review, the dividend payout ratio was reviewed during the year as part of the overall strategic assessment of the company's future path. To achieve a balance between providing returns to shareholders and retaining earnings for growth, we took into account factors such as the capital required to support the development of the business, our ability to frank future dividends and the capital gains tax regime now in effect in Australia.

I hope that our shareholders have been pleased with the continuing improvement in the Mayne share price over the year. This has reflected two key factors: a tangible improvement in earnings, and the market's response to the reinvigorated Mayne, including a recognition of the company's fundamental value and a belief in the management team's capacity to continue to effectively implement the company's strategy.

Also, I hope you share my enthusiasm for the rebranding of your company. The new brand is boosting our profile throughout the community and Peter Smedley will brief you on the rationale for adopting this change. It has also had an impact on the culture within the organisation – for our employees, being part of 'one company' has brought a greater unity of purpose.

At this point, I would like to ask Peter to speak to you about the strategy undertaken to address the company's performance and the results to date.

[Group Managing Director and Chief Executive Officer addresses the Meeting.]

[After Group Managing Director and Chief Executive Officer addresses the Meeting the Chairman will continue..]

Thank you, Peter. Ladies and gentlemen, the improved result achieved for the year to 30 June 2001 is one which reflects the strong momentum that has been built in Mayne's businesses, and one which was enhanced by a renewed focus on strategic implementation, branding and business integration, and on cost control and capital management. It is a result which has also enabled the revitalised Mayne to consolidate its position as a leading Australian service company.

There has also been evidence of an improving external environment for Mayne, most notably in the private health care sector.

These factors underpin our expectation that, despite the uncertain world economic outlook, the financial outcome for the current year will be comfortably ahead of the prior year. Performance to date supports this view.

Moreover, the acquisition of Faulding, which has effectively doubled the size of the company and added strategically relevant new business streams, has established a sound platform with exciting potential for further strong growth.

Ladies and gentlemen, I believe Mayne can now look to the future with full confidence. I have therefore advised the Board this morning of my decision to step down as a Director and Chairman of the Group once an appropriate successor has been identified and is in place. This will ensure that the new Chairman has adequate time to become established in the role before we approach the transition to a new Chief Executive at the end of Peter Smedley's term.

Mayne Nickless Limited
Group Managing Director and Chief Executive Officer's Speech
Annual General Meeting – 13 November 2001

Thank you, Chairman, and good morning ladies and gentlemen. I am delighted to have the opportunity to speak to you today.

As the Chairman said, I intend first to briefly cover the key initiatives that have been undertaken within the company since I last addressed you in this forum and, then, I would like to indicate how the progress we have made in implementing the strategic direction I outlined to the market almost a year ago is now contributing to the group's performance, as evidenced by the financial results for the past year.

Then, I'll talk about our approach to ensuring Mayne continues to be well positioned going forward to deliver strong outcomes for all the stakeholders of our businesses and, as a consequence, to ensure we are able to deliver on the investment you have made as shareholders.

As the Chairman said, the performance we reported a year ago belied Mayne's potential. It was a company which had been around for more than 120 years and had intrinsically sound assets in health and logistics.

We started the re-engineering process by initiating a full review of the company. In addition to the redefined group strategy and initiatives to improve earnings going forward, the immediate outcome was an increased focus on the management of costs. We also reviewed the balance sheet.

To address internal issues impacting the group's performance we restructured to quickly consolidate the organisation, and adopt a 'one company' approach.

All corporate functions – ranging from finance, to marketing, to IT and purchasing – were taken out of the individual business units and centralised corporate functions were established. These operate on a 'shared services' basis, supporting all businesses across the group – whether health care or logistics.

This eliminated the duplication in the previous structure, and is continuing to provide substantial cost benefits.

We thus created a scaleable business model that allows the group to be well positioned to efficiently integrate businesses – whether existing or acquired – and we can transport this business model into new markets, as strategic opportunities arise.

Our model is underpinned by a common business proposition of achieving network efficiencies. We are developing proficiency in running efficient networks – whether they are hospitals or fleets – by leveraging internal resources and infrastructure.

To each of these business networks, we are applying consistent management skills, systems and processes in order to maximise returns.

Our strong new brand has been an important element in developing our businesses.

The 'rebadging' of Mayne has forged a unified identity which has already achieved a high level of visibility in the marketplace. The branding used for health care and logistics now reflects the corporate brand. Our many businesses are now tangibly linked – within their own networks and to each other as part of the wider Mayne group.

As the Chairman said, within the organisation, the new brand has helped to create a sharper focus, a 'one company' corporate ethos in which all employees understand what the brand stands for and what they need to do to uphold its reputation.

You will have seen the new brand in national newspaper and television advertising and promotional vehicles such as our major sponsorship of the Carlton Football Club. Of course, our brand is very much on display at each of our sites and on the 'mobile billboards' that our national transport fleets have become.

As a result of the investment in our brand, total brand awareness has improved significantly. Our tracking studies have shown that brand recall has almost doubled, moving from 39 per cent in February this year to 68 per cent by last month.

Mayne has always been well known for its activities in logistics but the research has also shown that, following the rebranding where each of our logistics businesses are now clearly identifiable and readily linked, awareness of this business has been significantly boosted. However, there has been a more dramatic increase in the level of awareness of our widespread health care businesses, none of which previously bore a link to the parent company.

During the past year, we reviewed our asset portfolio, resulting in a number of strategic acquisitions and divestments. Our focus has been to maximise shareholder return, strengthen the balance sheet and provide for future growth.

In November, we announced the sale of our express businesses in the UK, where we lacked the necessary scale and a presence across Europe, needed to compete effectively.

We also divested the Australian ports business as it was clear that owning these infrastructure assets not only tied up capital but, with the service being a commodity, did not provide any competitive advantage for us in servicing our logistics customers.

We increased scale and the opportunity to boost efficiency in hospitals through the purchase of AHC, which was completed in February and has now been fully integrated into our Australian hospitals network. As part of our undertaking to the ACCC to divest four hospitals, the sale process is well underway – with one of the hospitals involved, South Eastern, already sold. However, at the year end, these hospitals were held on the balance sheet as assets available for sale at an indicative amount of $95.5 million.

We continue to build our presence in primary care and our recent acquisition of Faulding, a leading Australian manufacturer and distributor of pharmaceutical and health care products, has added an important new element to our health care proposition to consumers, and I will look at this in a little more detail in a moment.

Importantly, following this restructure of our asset portfolio, Mayne has a strengthened capital structure, one which can support growth.

At the end of June, we were geared at 23.6 per cent, significantly below management's target range of between 35 and 40 per cent, and allowing us strategic flexibility as we continue to develop our business model.

I'm pleased to report that Mayne's success in rolling out the strategy we articulated in November last year is now delivering improved business performance and profitability – and I'll recap our financial results for the 2000 / 2001 year in just a moment.

The organisational restructure I announced last November has now been completed. By the end of the financial year, this had produced $50 million in annualised cost savings.

Each of our individual business streams – whether hospitals or pathology or contract logistics, for example – now runs on an efficient network structure; each is a fully integrated national business supported by corporate functions that work on a shared services basis. This means that each of these networks can benefit from the sharing of expertise and experience available company-wide. We are now doing things once across the group, and doing them better. Importantly, this gives us the benefits of a scaleable business model, which means that the business is well placed to support organic growth and allows us to readily integrate acquisitions.

As a result of this streamlined approach to managing our businesses, and the added capacity to more effectively manage costs, we are seeing the underlying potential of those businesses beginning to emerge. We are seeing sustainable improvements in the performance of our hospitals business, margins in our diagnostics businesses are running at or close to industry benchmarks, and there has been a substantially improved contribution from our logistics division, despite the tougher economic conditions for this sector.

Now, let me recap Mayne's financial results for the year to 30 June 2001, which were announced to the market on the 29th of August.

We reported a strong turnaround result, with a full year profit of $161.6 million, after the impact of unusual items.

The unusual items were associated with major corporate initiatives – such as restructuring and the sale of assets – and not the normal operations of the business.

If we look at the underlying profit result, the group's profit after tax, but before unusual items, was $106.4 million, 41 per cent higher than in 2000.

Earnings per ordinary share were 26.8 cents, before the impact of unusual items, an increase of almost 22 per cent on last year. Reported EPS, which includes the impact of the unusual items, were 40.7 cents per share.

Reported revenue of $3.16 billion was achieved for the year, a 1.8 per cent increase.

When we exclude discontinued businesses – that is, the UK express and Australian ports divestments – there was an improvement in underlying revenue of almost 18 per cent. Within this, health care revenues were up 25.6 per cent, while logistics revenue was up 9.6 per cent, despite the slowing macro economic environment.

The profit improvement over the 12 months was aided by an improvement in underlying EBIT, which increased by $58.5 million – or 42 per cent – on the previous year to $197.9 million.

The contribution from the group's health care assets was up by $44 million to $135.5 million, reflecting a significant increase in demand and improved operating efficiency within the businesses.

The underlying performance of the Australian logistics assets improved significantly on the previous year. This included a $13 million increase in warehouse and transport earnings and a modest increase in the cash logistics contribution, despite the full year impact of the contraction in armoured transport margins that occurred in cash logistics in the first half of the 2000 financial year.

The line for discontinued services relates to the contribution from UK Express until December 22 and from Ports until the 1st of February.

Our EBITDA margin for continuing businesses – measured as a percentage of underlying revenue – rose to 12.1 per cent for the second half of the year. This reflected significant improvement in the rate at which the operations are generating free funds, which in turn reflects improved underlying cost control and the efficiency benefits of our scaleable business model.

Let's look for a moment at each of our operating divisions, starting with health care. The significantly improved performance of Mayne Health Hospitals was underpinned by the successful restructure of our Australian hospitals into a national network. Efficiencies are being derived from the implementation of the streamlined management structure and the application of common IT systems. For example, the rollout of new local area and wide area networks in hospitals has provided the framework for the implementation of software that will allow us to improve product costing and clinical pathway management.

Initiatives are underway to ensure non-medical services – that is, hotel services such as laundry and catering – are being provided more cost effectively as we are applying the network principles, where previously these services were all sourced at the individual site level. These services are now provided on a national or regional basis, and outsourcing is used where specialist suppliers can offer efficiencies of scale.

We have also made significant progress in optimising our diagnostics networks in a short period of time, increasing the levels of efficiency in these businesses.

In pathology, the restructure into a national network is allowing Mayne Health to gain efficiency benefits arising from centralised purchasing of equipment and reagents, and to improve quality by drawing on the expertise of its staff across the network.

The commissioning of the core New South Wales reference laboratory in North Ryde in October last year has allowed us to take full advantage of economies of scale, and to deliver more efficient and higher quality outcomes.

In addition, the group's four previously separate New South Wales pathology businesses have been merged – as Mayne Health Laverty Pathology, allowing the implementation of a standardised technology platform and centralised testing. Mayne Health Dorevitch Pathology in Victoria also commissioned a new laboratory in Heidelberg at Easter.

The group's diagnostic imaging business was also restructured to reflect a national, networked approach, and the State-based diagnostic imaging businesses were amalgamated under one national brand: Mayne Health Diagnostic Imaging. We consolidated the number of our imaging sites around Australia, while increasing the total number of examinations done.

Further growth in diagnostics will be available from accessing opportunities within the group's hospitals network. For instance, Mayne Health Dorevitch Pathology has taken on the contracts at 10 hospitals that were added to our Victorian network following the acquisition of AHC. The new Heidelberg lab will allow this additional volume to be readily absorbed.

The diagnostic imaging facilities at a number of former AHC sites have also been integrated into the Mayne Health Diagnostic Imaging network.

Demand for Mayne's health care services has continued to grow in line with a widespread increase in demand for quality private hospital services, which – in turn – has been underpinned by the growth in the number of Australians with private health insurance cover. In total, almost seven million services to patients were provided in Mayne Health facilities in Australia in the past year.

Over the past 12 months, the number of hospital admissions increased by more than 22 per cent to almost 501,000.

In pathology, total episodes increased by 3.2 per cent to almost five million.

In imaging, 1.36 million examinations were completed nationally during the last 12 months, an increase of more than 14 per cent for the year.

While the demand for our services has grown, our revised approach to managing our health care networks is also resulting in improved efficiency in each business, as evidenced by our key efficiency indicators.

In hospitals, average length of stay continued to improve, reducing by 3.6 per cent to less than three days. This reflects a more standardised approach to managing clinical pathways.

Efficiency in pathology, measured in terms of the number of episodes per work hour, improved across all businesses by 6.9 per cent. There was a significant improvement in the historically less efficient New South Wales pathology business, reflecting the benefits flowing through from the new laboratory.

In diagnostic imaging, efficiency, measured in terms of the number of examinations completed per work hour, improved by 6.6 per cent.

In health care, we are well positioned to deliver future value through leveraging our strong position in all key segments of the sector.

Our restructure to a network approach has streamlined each of our health care businesses, generating improved levels of efficiency. In addition, these integrated networks now have stronger buying power that, in turn, will bring significant savings that provide opportunities for reinvestment in our core businesses.

The new, scaleable business structure enabled the smooth integration of AHC into the hospitals network, adding critical mass and opportunity for greater efficiencies to be derived. The scale benefits in our Australian hospitals network will give us the opportunity to convert additional admissions into incremental margin improvements.

The market for private hospital services in Australia continues to expand. At the 30th of June, 44.9 per cent of Australians had private health insurance, up from 30.5 per cent two years earlier. The increase in the number of people with private health insurance has been boosted by Federal Government initiatives and has resulted in a reducing number of private patients being treated in public hospitals. While our hospital admissions increased 22 per cent in the past year, we believe the full impact of Lifetime Health Cover – which was introduced from July last year – is still emerging.

In addition, with the improved profitability of the health funds assisted by Lifetime Health Cover, Mayne has placed on record in the past that we're looking for an equitable outcome in relation to funding to ensure the spirit of the Federal Government's health insurance initiatives are duly passed on throughout the industry, and to ensure that we receive fair reimbursement from the health funds for the services we provide to their members.

Offshore, there are attractive prospects for long term growth in Asia where the political environment encourages investment in the private health system and there is an increasing demand for private health care services.

Ladies and gentlemen, while we are talking about our health care operations, I'd like to take a few moments to outline for you our approach to the management of our health care networks. We are striving to enhance the quality of care provided throughout our networks, and we are committed to ensuring this approach is underpinned by ethical and professional practice.

In fact, in April, Mayne Health launched a *Charter of Care* that spells out the principles governing our approach to operating our health care businesses. The *Charter* expresses our commitment to the ethical practices that bind the medical profession. We were also an active participant in the development of an industry Code of Conduct for companies engaged in managing medical centres.

Our networked business structure – where administrative functions have been centralised and provide specialist support to each of Mayne's businesses is more efficient in a business sense. But it also allows the focus of each individual facility to shift squarely onto its core competency: that is, the pursuit of enhanced clinical outcomes.

We believe the appropriate management style for Mayne Health is one where the clinical independence of the medical profession is recognised and upheld. For example, referral decisions in our medical centres are clearly the responsibility of the medical practitioner. If a doctor decides to refer to another Mayne Health business, then that referral is made because the doctor is confident that it will provide the best outcome for their patient. It's quite simply the doctor's choice.

We also ensure that our businesses operate within an ethical framework by being highly accountable for them, and their performance.

All of Mayne Health's facilities – whether medical centres, hospitals, diagnostic imaging or pathology centres – are now visibly linked through the group's consistent branding strategy. All facilities are clearly identified as being part of and managed by the company, ensuring transparency for referring doctors and their patients.

In the recent, more politicised, times, we have received some criticism about perceptions relating to access to our hospitals and I wanted to ensure you understand our position on these issues.

Since the waiting periods are now expiring for those who took up private health insurance just before the Lifetime Health Cover deadline, there has been a large increase in demand for all our hospital services.

This has led to an increase in demands from surgeons for time in our theatres and surgical wards. At the same time, there has been a greater number of GPs referring patients with medical conditions because of higher seasonal demand. However, it's important to remember we still have the same overall split of surgical / medical beds as we did this time last year – about 60 / 40.

As surgery can mostly be scheduled, where medical patients cannot, perceptions of "favouritism" may be created when general practitioners call in on behalf of patients and are told that we are now operating at capacity.

There is certainly no "winding back" of medical wards or beds. We have certainly not turned away patients, except where there is a specific capacity shortage, or where they cannot be treated appropriately at the hospital in question.

The national nursing shortage is also impacting us, as it is all hospital operators whether they be public or private, and – where this is acute – we sometimes need to shut beds to ensure we can guarantee the right levels of care.

Given Mayne Health's leadership position – and the transparency created by our consistent branding – it simply does not make commercial sense for Mayne Health to engage in any business practice that may impact on our corporate reputation and brand, which are significant assets of the business and, therefore, of our shareholders.

Moving back to logistics, this division reported total revenue of $1,273 million in 2001, which was 9.5 per cent higher than the 2000 result.

This growth was achieved largely as a result of substantially preserving existing customer relationships and winning new business in contract logistics, which – in Australia – included the provision of services to Compaq, IBM and NCR, and the extension of our involvement with BHP Steel, Procter and Gamble, GlaxoSmithKline and ACI Glass, to name a few. Mayne is also the lead manager for the consortium that won a five-year contract to provide printing and logistics management services to Westpac.

The Australian express business reported an increase in revenue despite the re-pricing of some previously unprofitable accounts.

In cash logistics, Armaguard reported a strong result given continuing pricing pressure in this segment of the industry. Revenue for Armaguard increased by 14.3 per cent for 2001 and the total number of services performed increased by 12.5 per cent over the year. In the non-armoured segment, the demand for direct cash collections increased by almost 15 per cent.

Given the increasing competitive pressure and changing customer demands, Armaguard has diversified its product suite in recent years into areas such as discreet cash collections, smart safes and merchant ATM servicing. By doing so, this business has continually reduced its reliance on any one segment of the market to reduce exposure both to pricing pressure and changes in the customer base. The redistribution of work resulting from the collective tendering for cash servicing by three of the major banks will mean some revenue loss. However, this is not expected to have a material impact on future revenue due to the anticipated continued growth in the total cash logistics market – as well as our strong position in other segments of this market.

In Canada, Mayne Logistics Loomis reported a 22.4 per cent revenue increase, aided by operational projects designed to improve the quality of scanning, delivery and sortation, and improved infrastructure following the construction of two major distribution 'hubs', in Edmonton and Brampton.

In this division, too, we are positioned well across the key segments of the industry, making us Australia's most diverse transport and logistics operator. Of course, with Faulding, we've now added specialist health care distribution as part of our contract and time-critical express activities.

Overall, sound growth prospects for our logistics business remain. Increasing demand from customers seeking integrated logistics solutions from specialist providers supported net new business growth over the past year.

I have mentioned some of the new business won in contract logistics and, during the year, Mayne Logistics Armaguard won the sole supplier contract with Coles Myer. Particularly strong growth in demand is also occurring from second tier retailers, where direct servicing by cash logistics providers is replacing traditional banking relationships. There is also significant growth in demand for coin collection.

The combination of new work and contract renewals, and the opportunity to in-source fashion linehaul and country distribution work that was previously undertaken by competitors, will provide growth during the year. For Loomis, future growth is planned through developing a stronger presence in the more lucrative United States north-bound market.

Other key strategic initiatives undertaken throughout Mayne Logistics included a focus on leveraging the group's investment in technology. The implementation of a single Parcel Management System for coordination of express services has been completed and will deliver substantial operating efficiencies by simplifying processes and providing rigorous business reporting indicators to allow customer segmentation and profitability analysis.

We are also progressively replacing the more than 30 separate warehouse management systems currently in use with a single system. The chosen system, EXE, is currently used by Mayne Logistics in Asia.

The company is continuing to grow its logistics business in existing and new markets in Asia, despite economic slowdowns in some countries in the region. Mayne Logistics has had a presence in Asia since 1986 and commenced operations in Indonesia during the year. Today, we operate from 24 sites in five markets across the region, employing more than 500 staff.

A key opportunity for us in logistics will be the development of our health logistics business – through integration of Faulding.

In essence, our logistics businesses operate in environments that rapidly feel the impact of any slowdown in the economy. Inventories are often a key economic indicator, quickly responding to recessionary influences. However, they also tend to be just as quick to recover when conditions improve.

The series of structural and efficiency improvements we have made to our logistics businesses internationally ensure they are in good shape to be able to compete at an optimum level, despite the current very tough external environment for this sector.

The acquisition of Faulding has further strengthened Mayne's leading position in its industry sectors of health care and logistics, creating a service company that is uniquely positioned to deliver additional shareholder value through a broader and deeper health care business model. It has added significant capabilities in manufacturing and distribution. It provides extensive pharmacy services, including wholesale distribution and it is a leading manufacturer of health care products, marketing a diverse range of consumer products under a number of leading brands.

Faulding's capabilities in specialised health care distribution will enable even greater integration of Mayne's two divisions of health care and logistics. With Mayne's sophisticated logistics capabilities, we are well positioned to add value to the health care business being acquired.

When we assessed the value of the acquisition to Mayne, it became clear that the key synergies will be achieved through the integration of Mayne with Faulding's health care division. This business – which has consistently experienced strong revenue growth – comprises Faulding's health care services and consumer divisions and was the most strategically attractive to Mayne.

Faulding also provides access to a wide retail distribution network, including a national network of pharmacies. It operates four pharmacy brands with which I am sure you will be familiar – Terry White Chemists, Chem mart, healthsense and The Medicine Shoppe. We are committed to building on Faulding's strong relationships with community pharmacists, which will also enhance our service proposition to consumers across a broader health care model. Yesterday, I briefed – by satellite – pharmacists across Australia. Of critical importance to pharmacists will be the opportunity – through the integration with Mayne – to share in the further growth of these retail pharmacy brands as part of one of Australia's most widely recognised health care brands.

Since we achieved 90 per cent ownership on the 28th of September, integration of the businesses has been progressing smoothly. A review of Faulding Healthcare and Mayne's health care and logistics businesses was undertaken to identify opportunities generated by integrating those operations. The review also encompassed the Australian oral pharmaceuticals manufacturing and marketing business and the integration of head office functions, which were fully consolidated by the 24th of October.

Efficiencies will now flow from the opportunity to apply our network management approach to the merged entity, and from our ability to generate synergies across our expanded health care and logistics businesses.

In acquiring Faulding, Mayne entered into an agreement with the global specialty pharmaceutical company, Alpharma, to dispose of Faulding's US-based oral pharmaceuticals business for US$660 million following the acquisition. In addition, Mayne entered into arrangements with the Israeli pharmaceutical company Teva regarding the potential disposal of Faulding's injectable pharmaceuticals business for US$365 million.

Mayne's interest in owning these businesses, as with any other asset, had been subject to our assessment that the asset would be worth more to Mayne than other buyers. With the offers from Alpharma and Teva at the prices indicated, Mayne believed it would be in the best interests of Mayne's and Faulding's shareholders to dispose of those businesses.

Last month, Alpharma paid Mayne US$400 million of the total sale consideration. In addition, Alpharma has provided an irrevocable stand-by letter of credit for US$260 million issued by the Bank of America. This letter of credit covers the balance of the purchase price for the oral pharmaceuticals business and will become available to Mayne at the time of the sale to Alpharma, which is expected to occur in December following the reorganisation of the Faulding businesses.

In the interim, under its management agreement with Mayne, Alpharma has assumed day-to-day management responsibility for the business.

Teva has been undertaking due diligence on the injectables business. This due diligence concluded last week and we expect to hear from Teva shortly. On the assumption that Teva proceeds, it is anticipated that the process of divesting this business will be completed in early 2002, following a transition phase involving the seeking of regulatory approvals and final restructuring. Should Teva, for any reason, decide not to proceed, then this business will remain part of the expanded Mayne group. It is a successful and viable business and we believe we would be able to grow it further as part of Mayne.

At the conclusion of the Alpharma deal, we expect our balance sheet to be debt free.

In conclusion, ladies and gentlemen, I believe the Mayne we present to you today is now a re-invigorated company, one which is taking its strong market positions in health care and logistics and converting those into sustainable future performance.

It now operates within disciplined cost and capital management parameters.

It has the expertise, the infrastructure (including the technology) and the balance sheet flexibility to develop its Australian health care and distribution networks as the platform for further growth, at home and abroad.

Mayne is once again able to deliver real value to all the stakeholders of our business – including our people, our business partners including medical practitioners, our customers and patients, and our shareholders.

I look forward to reporting to you on our progress along this path again next year.

Thank you, and now I will hand back to the Chairman.

Peter Smedley

Group Managing Director and Chief Executive Officer

Strategic review led to 'one company' approach

- Streamlined organisational structure
- Scaleable / transportable business model
- Common business proposition
  - efficient national networks
  - consistent management skills, systems and processes

⇨ Maximise returns

New brand repositioned Mayne as 'one company'

Corporate brand

Divisional sub-brands

Business descriptors


mayne
mayne health
mayne logistics
mayne health
Dorevitch Pathology
mayne logistics
Express

Asset portfolio optimised

- Divestments
  - UK express
  - Australian ports
- Strategic acquisitions
  - Australian Hospital Care
  - developing presence in medical centres
  - Faulding
- Strengthened capital structure

Strategy delivering improved business performance

- Improved profitability
- Corporate restructure completed
  - $50m annualised savings achieved by 30 Jun 2001
  - benefits of scaleable business model
- Sustainable improvement in hospitals performance
- Achieving industry benchmark margins in diagnostics
- Improved logistics contribution

Turnaround achieved – improved profitability

(A$m)	2000	2001
NPAT pre-unusual items	75.4	106.4
Unusual items	(249.5)	55.2
Reported NPAT	**(174.1)**	**161.6**

Underlying profit ▲ **41%**

EPS pre-unusual items ▲ 21.8% ⇨ 26.8 cents

Reported EPS 40.7 cents

Underlying sales revenue ▲ 17.8%



(A$m)
3500
3000
2500
2000
1500
1000
500
0
701
330
2,400
2,828
2000
2001
Discontinued services
Underlying

Underlying EBIT ▲ 42%

(A$m)	2000	2001
Health care	91.5	135.5
Logistics		
- Australia & Asia	42.3	55.3
- Canada	15.0	15.1
Other	(9.4)	(8.0)
Underlying EBIT	**139.4**	**197.9**
Discontinued services	29.6	13.3
Non-recurring	1.4	-
EBIT pre-unusuals	**170.4**	**211.2**

Improved EBITDA margin



Underlying EBITDA
(A$m)
200
150
100
50
0
7.1%
4.4%
10.9%
12.1%
1H00
2H00
1H01
2H01

Optimising hospitals network

- Organisational restructure ➡ efficiency
  - supported by IT initiatives
- Efficient provision of non-medical services

Optimising diagnostics networks

- Pathology
  - business integration
  - new core reference laboratories commissioned in NSW and VIC
- Imaging
  - simplified organisational structure completed
  - site consolidation complete
- Diagnostics growth from hospital network

Increased health care demand

	2000	2001	Change %
Hospital admissions (000s)	410	501	22.2
Pathology episodes (millions)	4.78	4.93	3.2
Imaging examinations (millions)	1.19	1.36	14.3

Increased health care efficiency

	2000	2001	Change %
Hospitals			
■ Ave length of stay (days)	3.05	2.94	(3.6)
Pathology			
■ Episodes / work hour	1.02	1.09	6.9
Imaging			
■ Examinations / work hour	0.91	0.97	6.6

Outlook for health care

- Well positioned across key market segments
  - hospitals
  - pathology
  - diagnostic imaging
  - medical centres
  - pharmacy services, including wholesale distribution
  - consumer health care products
- Networks streamlined for efficiency
  - opportunity to convert increased admissions into incremental margin
- Improving external environment
  - ongoing impact of Lifetime Health Cover
  - opportunities in Asia

Mayne's approach to managing health care businesses

- Efficient management of health care networks
- Enhancing quality of care → Supports delivery of shareholder value
- Ethical framework

Mayne's approach to managing health care businesses

- Efficient management of health care networks
- Enhancing quality of care → Supports delivery of shareholder value
- Ethical framework

Progress in optimising logistics network

- Total revenue ▲ 9.5%
  - growth in contract logistics
  - improved performance in express
  - strong result in cash logistics despite pricing pressure
  - improved capacity in Canada boosted revenue by 22.4%

Outlook for logistics

- Australia's most diverse transport and logistics operator
  - contract logistics
  - time-critical express
  - cash logistics
- Net new business growth
  - robust demand
  - capturing increased level of internal servicing
- Leveraging groupwide investment in technology
- Opportunities to expand
  - Asia
  - health logistics

Outlook for logistics

- Australia's most diverse transport and logistics operator
  - contract logistics
  - time-critical express
  - cash logistics
- Net new business growth
  - robust demand
  - capturing increased level of internal servicing
- Leveraging groupwide investment in technology
- Opportunities to expand
  - Asia
  - health logistics

Faulding – broadens position as leading services company

- Adds capabilities in
  - pharmacy services including wholesale distribution
  - consumer health care products
- Creates congruence between two core business streams
- Strong links with pharmacy
- Integration
  - strategic review of Faulding Healthcare and Mayne
  - disposal of orals and injectables businesses progressing to plan

Faulding – broadens position as leading services company

- Adds capabilities in
  - pharmacy services including wholesale distribution
  - consumer health care products
- Creates congruence between two core business streams
- Strong links with pharmacy
- Integration
  - strategic review of Faulding Healthcare and Mayne
  - disposal of orals and injectables businesses progressing to plan

Business positioned for growth

- Strong market positions ⇨ sustainable future performance
- Operates within disciplined cost and capital management parameters
- Expertise, infrastructure (incl. technology) and balance sheet flexibility to develop Australian health care and distribution networks as platform for further growth, at home and abroad

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002